FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        Enterprise Products Partners L.P. is filing a list of “Frequently Asked Questions” from El Paso employees and responses from Enterprise Products Company regarding employment matters arising from the proposed merger with GulfTerra. This information is available to prospective employees on a confidential and secure internet website and is reproduced in this filing.

FREQUENTLY ASKED QUESTIONS

1.	What can you tell me about Enterprise?
2.	Will the employees who are moving over to Enterprise carry their service with them or will they start over?
3.	Are the pay scales comparable between El Paso and Enterprise?
4.	What will the compensation package look like for those moving to Enterprise?
5.	Does Enterprise have a 401k Plan? A pension plan? What is the contribution level?
6.	What are the normal work hours in the Houston office?
7.	What will be the procedure to move from employment with El Paso to employment with Enterprise?
8.	Does Enterprise have a benefit plan that allows employees to purchase units of Enterprise?
9.	Will I be treated as a new employee at Enterprise for insurance purposes?
10.	What medical and dental options will be available at Enterprise?
11.	How much will my medical and dental coverage cost on a monthly basis?
12.	What amount of life coverage is available?
13.	Is Accidental Death and Dismemberment coverage available?
14.	What are the limits for long-term disability coverage?
15.	Does Enterprise offer Flexible Spending Accounts?
If your question is not answered here, then contact us.

1.  What can you tell me about Enterprise?

        There are currently approximately 2500 employees in the Enterprise organization. Similar to El Paso, all employees are on the payroll of Enterprise Products Company and then are charged to the business where they are assigned.

        Enterprise Products Company is a privately-held company owned by Dan L. Duncan and his family. Enterprise Products Partners L.P. is a publicly-held limited partnership, the common limited partnership units of which are traded on the New York Stock Exchange under the symbol “EPD.” Enterprise Partners L.P. was formed by Enterprise Products Company in 1998 and, in connection therewith, acquired all natural gas liquids (NGLs) and petrochemical plants, pipelines, storage and associated assets owned by Enterprise Products Company.

        As of December 1, 2003, Enterprise Products Company indirectly owned approximately 55.2% of the limited partnership units of Enterprise Products Partners L.P. and an affiliate of Shell Oil Company owned approximately 18.5% of the limited partnership units of Enterprise Products Partners L.P.

        After the formation of Enterprise Products Partners L.P., Enterprise Products Company retained, and continues to retain, other businesses, as follows:

        Enterprise Transportation Company (ETC) — ETC is a division of Enterprise Products Company which operates tank trucks and trailers and hauls, throughout most of the continental United States, liquid petroleum gas products as well as chemicals the major companies (including subsidiaries of Enterprise Products Partners L.P.). ETC has terminals located in California, Illinois, Michigan, Ohio, Pennsylvania, New Jersey, West Virginia, Tennessee, Arkansas, Georgia, Mississippi, Louisiana and Texas. There are approximately 700 drivers on the highway in blue and white tractors with a big “E” on each door.

        Canadian Enterprise Gas Products, Ltd. — Based in Calgary, Alberta, Canada, this company, which is 100% owned by Enterprise Products Company, is primarily a marketing and distribution company dealing in NGLs.

2.  Will the employees who are moving over to Enterprise carry their employment with them or will they start over?

        Enterprise will recognize the most recent employment date that you have at El Paso. That date will be used for vesting in the 401k, vacation eligibility and sick leave eligibility.

3.  Are the compensation plans comparable between El Paso and Enterprise?

        Yes. Each company does a few things differently. For example, El Paso has a company wide bonus plan where part of the employee’s pay is at risk. Enterprise does not have a company wide bonus plan. We do however; take payments such as this into consideration when we establish the base rate a person is paid. Our goal is to offer a competitive pay and benefit program to make sure we can attract and retain the most qualified personnel available.

4.  What will the compensation package look like for those moving to Enterprise?

        Enterprise field locations have progression programs that are developed for areas of operation such as plants, pipelines and storage. We will be reviewing the programs you have at El Paso so we can decide how to administer progression in the future. We do not have specific salary ranges for the exempt salaried employees. We do review all salaries and wages on an annual basis and make adjustments as warranted. We also use an outside consultant to review market impacts on salaries to insure we have a competitive program.

5.  Does Enterprise have a 401k Plan? A pension plan? What is the contribution level?

        Enterprise does have a 401k Plan however we do not have a pension plan. Our 401k is made up of two parts. The first is a profit sharing contribution the company makes of 2% of actual earnings. This contribution does not require a match by the employee and is vested immediately. The second part is the company match where Enterprise will match the employee contribution $1.00 for $1.00 up to the first 5% of annual earnings and vests after 3 years of service. The total Enterprise commits to the program is 7%. This includes all earnings except relocation expenses or other imputed income. The Enterprise contributions are made in cash after each payroll. You are responsible for all investment decisions of both your contribution and the company contribution.

6.  What are the normal work hours in the Houston office?

        The normal work week is four and one half days. The normal work hours are 7:30am until 5:00pm Monday through Thursday with 45 minutes off for lunch. The Friday schedule is 7:30 until 12:30pm with no lunch schedule. Work hours can be reviewed by the individual manager to meet special requirements.

7.  What will be the procedure to transition employment with El Paso to employment with Enterprise?

        We will begin setting up the new organization in January 2004 and hope to be able to announce the senior management team shortly. Once that is completed they will be involved as we begin identifying and establishing the rest of the organization. Since we will need to have an application from all of the individuals assigned to the assets included in this merger we will begin having you complete applications.

These applications will be used primarily to initiate the enrollment process. Hopefully we will be able to meet a lot of you by then.

8.  Does Enterprise have a benefit plan that allows employees to purchase units of Enterprise Products Partners L.P. (the Partnership) at a discount?

        Yes. The Enterprise Products Company Employee Unit Purchase Plan provides all eligible employees with the ability to purchase units of the Partnership at a 10% discount through voluntary after-tax payroll deductions. Employees may contribute between 1% and 10% of eligible compensation, which will be deducted from after-tax pay each pay period. Both the 10% employee discount amount that is contributed by Enterprise and the employee’s after-tax contribution are transferred to the Custodian twice per month and invested in an institutional money market fund, where it will earn taxable interest or dividends until all the money is used to purchase Units. Units are purchased quarterly each February, May, August, and November at a price equal to the average of the daily closing price on the New York Stock Exchange — Composite Transactions on each trading day of the 3 months immediately prior to the month of purchase. Enterprise pays all fees and expenses of the Plan administration and record keeping, as well as any brokerage commissions and fees for the purchase of units. The employees pay the brokerage commission when they choose to sell the units in their account. Employees may elect to receive the quarterly cash distributions on Partnership units in a check, or have the distributions reinvested in additional units under the same terms as the Partnership’s Distribution Reinvestment Plan (currently at a 5% price discount). All units purchased under the Plan (other than units purchased through reinvestment of distributions) must be held for at least 4 months before they are available for sale or transfer by the employee. Quarterly statements and internet access to your account are also available under the Plan. Refer to the Plan Summary and Prospectus for more details.

9.  Will I be treated as a new employee at Enterprise for insurance purposes?

        No, you will not be treated as a new employee. You will be given credit for your service with El Paso, which will eliminate waiting periods for medical, dental, life, supplemental life, and long-term disability benefits. This will also eliminate any pre-existing condition limitations if you currently have coverage for these benefits. Credit will be given for any medical and dental deductibles satisfied with El Paso during 2004 toward deductibles at Enterprise. Credit will be given toward any maximum out of pocket loss costs incurred in the PPO during 2004. This out of pocket credit will not apply to HMO participants.

10.  What medical and dental options will be available at Enterprise?

        You have an option to participate in either our self-funded PPO medical program which is administered by Aetna and utilizing their PPO network or an insured HMO if you reside in Houston or surrounding counties, or Southeastern Louisiana. All other employees residing within a PPO network area will have coverage under our self-funded PPO program. Employees residing outside of a network area will be covered under our self-funded indemnity program. All employees electing medical coverage will automatically be covered under our self-funded dental program.

11.  How much will my medical and dental coverage cost on a monthly basis?

        All employees pay the same amount for the medical coverage, regardless of whether participation is in the PPO, HMO or the indemnity program. The company provides the dental coverage at no cost to the employee. Cost of the medical is:

Employee Only	$54.00 per month
Employee +1 Dependent	$101.00 per month
Employee + 2 or more Dependents	$142.00 per month

12.  What amount of life coverage is available?

        Enterprise provides 2x your basic annual salary to a maximum of $300,000. Additionally, you have the option to purchase supplemental coverage on yourself, your spouse and your dependent children. The maximum amount of supplemental coverage available for employees is 5x basic annual salary to a maximum of $500,000, spouse coverage up to 50% of employee election, and children coverage of $1,000, $5,000, or $10,000.

13.  Is Accidental Death and Dismemberment coverage available?

        This coverage is provided by Enterprise and the amount of accidental death coverage is 4x your basic annual salary to a maximum of $300,000. Accidental dismemberment coverage is the basic life amount.

14.  What are the limits for long-term disability coverage?

        Enterprise provides a core benefit for all employees which is 40% of your basic monthly earnings up to a maximum monthly benefit of $1,000, 5 year benefit duration. Additionally, salaried exempt and salaried non-exempt employees can purchase an additional 20% for a total benefit of 60% of basic monthly earnings to a maximum monthly benefit of $4,000, payable to normal social security retirement age as long as deemed disabled by insurance carrier. Hourly employees (includes all field employees who are eligible for overtime) can purchase an additional 20% to a maximum monthly benefit of either $2,000 or $4,000, payable to normal social security retirement age as long as deemed disabled by insurance carrier.

15.  Does Enterprise offer Flexible Spending Accounts?

        Yes, Enterprise offers Health Care Spending and Dependent Care Spending Accounts. The annual 2004 limit for the Health Care Account is $2,500 and $5,000 for the Dependent Care Account.